

December 16, 2010

Mr. Jefferson Thachuk
Coronus Solar Inc.
1100-1200 West 73rd Avenue
Vancouver, British Columbia
Canada V6P 6G5

> **Re: Coronus Solar Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 28, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-53697**

Dear Mr. Thachuk:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

CC: Conrad Lysiak, Esq.
Via facsimile: (509) 747-1770